

September 27, 2012

Via E-mail
Yoon-Dae Euh
Chairman and Chief Executive Officer
KB Financial Group Inc.
9-1, 2-ga, Namdaemoon-ro, Jung-gu
Seoul 100-703, Korea

> **Re:** **KB Financial Group Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 000-53445**

Dear Mr. Euh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3D. Risk Factors, page 10

"Our business may be materially and adversely affected by legal claims…," page 20

1.   We note your brief mention of legal claims and regulatory actions that may "materially and adversely impact" your business in the event they are determined against you. Rather than providing a cross-reference to the discussion of your material proceedings in the financial statements, please further expand this disclosure to briefly describe your material pending proceedings and the associated risks to the company so that investors may understand the scope of the risk where discussed.

Retail Banking, page 38

Mortgage and Home Equity Lending, page 39

2.      Please expand your disclosure to describe the more stringent mortgage loan guidelines that you have implemented in response to government initiatives.

Corporate Banking, page 46

Large Corporate Banking, page 48

3.      We note your disclosure on page 49 that only 10% of your large corporate loans are secured or guaranteed.  Please discuss why your policy relating to large corporate clients allows for a substantial amount of unsecured lending.

Assets and Liabilities, page 60

Loan Aging Schedule, page 67

4.      We note your loan aging schedule and that the amounts over three months past due are approximately (Won)1,180 billion as of December 31, 2011.  We note that this amount is not consistent with the amount of loans that were placed on non-accrual of (Won)3,221 billion as disclosed on page 68.  We also note that both of these amounts are not consistent with your non-performing loans of (Won)1,117 billion as disclosed on page 69, even though all of these amounts are defined as loans that are past due by 90 days or more.  Please reconcile these amounts for us, clarify any definitions relating to each category, and tell us the specific reasons for the differences in these amounts.

Potential Problem Loans, page 69

5.      We note your disclosure that as of December 31, 2011, you had (Won)3,833 billion of loans, which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.  We also note your disclosure in your 2010 Form 20-F that you had (Won)3,043 billion of such loans.  Given the increase in the level of potential problem loans from year to year, as contrasted with the decrease in impaired loans between 2010 and 2011 and the decrease in the ratio of nonperforming loans to total loans between 2010 and 2011, please discuss the change in this amount from year to year, along with the drivers for this change.  As part of this expanded disclosure, you may find it helpful to provide a rollforward of potential problem loans.  Additionally, please provide additional insight into what constitutes potential problem loans as well as provide additional clarifying discussion on how management defines "serious doubt as to the ability of the borrower to comply with repayment terms in the near future."

Non-Performing Loans, page 69

6.      We note your disclosure that non-performing loans are defined as loans past due by more than 90 days, which is consistent with the definition used in your 2010 Form 20-F.  We also note that the amount of non-performing loans as of December 31, 2010 was reported as (Won)1,316 billion in the 2010 Form 20-F, but as (Won)1,516 billion in your 2011 Form 20-F.  Please tell us the factors driving the increase in non-performing loans for 2010 reported in the 2011 Form 20-F.

Loan Charge-Offs, page 77

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-…, page 78

7.      We refer to your disclosure regarding the "fast track" program that you have implemented to provide liquidity assistance to small- and medium-sized enterprises.  Please disclose the material terms of this program, including any distinctions between this program and your usual underwriting criteria, and quantify the portion of your loans originated pursuant to this program.

Item 6B. Compensation, page 144

8.      Item 6.B.1 of Form 20-F requires that disclosure of compensation be provided on an individual basis unless individual disclosure is not required in a company's home country and the information is not otherwise publicly disclosed.  Please confirm that individual disclosure is not required under Korean law and that the information is not publicly disclosed, or provide proposed disclosure of compensation on an individual basis for the company's directors and members of its administrative, supervisory or management bodies.

Liquidity Risk Management, page 193

9.      We note your disclosure that the Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and this is defined as Won liquid assets (including marketable securities) due within one month divided by Won liabilities due within one month and you have noted that your assets exceed your liabilities.  However, it is not clear how these amounts are being calculated and what assets and liabilities are included.  It is also not clear how this information ties into the information provided on page F-49, which shows the maturity of your assets and liabilities.  Please tell us, and include in future filings, the assets and liabilities that are included in the calculation and how this information relates to the information that you have provided in the notes to the financial statements.

Notes to Consolidated Financial Statements, page F-11

Note 4 – Financial Risk Management, page F-35

Credit Risk of Loans, page F-26

10.     We note your presentation of loans categorized between outstanding, good and below normal.  We also note that the category "below normal" represents loans graded between 9 and 15 and Corporate grades BB through D.  Given the wide range of loans included in this category, and the fact that 13-16% of your loans that were neither past due or impaired are included in this category between January 1, 2010 and December 31, 2011, please tell us and revise future filings to further disaggregate this category to give additional transparency into the credit quality of your loan portfolio.

Credit Quality of Securities, page F-40

11.     We note your disclosure of debt securities by grade and the related credit qualities of debt securities according to the credit ratings by external rating agencies.  Please clarify how you categorize your securities based on credit rating.  For example, is it based on the lowest credit rating received on the security by any of those credit rating agencies?  Additionally, in light of the differences in credit ratings between the domestic and foreign credit rating agencies, and in particular for grade 1 where the vast majority of your securities fall, please clarify which rating agency scale you are using for purpose of this disclosure.

VaR (Value at Risk), page F-51

12.     We note your discussion of VaR on pages F-52 through F-54.  Please tell us how the disclosures on page F-54 interact with the other VaR disclosures.  For example, your disclosure on page F-54 notes that the amounts in the tables represent "equity capital using the standardized method related to positions which are not measured by VaR," while the tables on page F-52 through F-53 represent VaR at a 99% confidence level.  Please respond to the following:

- Clarify whether there are required equity capital requirements using the standardized method for the VaR metrics on pages F-52 through F-53.

- Quantify the volume and types of instruments covered by the disclosure in the tables on page F-54.

- Since the disclosure on page F-54 represents the required capital using the standardized method related to positions not measured by VaR, please tell us what metrics you do use to measure market risk for these positions.  Clarify why you use a method other than VaR for these positions when you are required to use VaR for capital purposes.

Interest Rate Gap Analysis, page F-55

13.     We note your disclosure of the interest rate gap analysis by subsidiary for all periods presented.  Please tell us how this table interacts with the disclosure on pages F-47 through F-49.  In this regard, we are unable to reconcile the amounts to the disclosures on pages F-47 though F-49 either in total or by time period.  As part of your response, please clarify if the data on pages F-55 through F-59 is based on expected maturities as opposed to contractual maturities, and if so, please provide additional insight into how the expected amounts were determined.

Interest Rate VaR, page F-59

14.     Please clarify how the interest rate VaR amounts disclosed on page F-59 interact with the other VaR disclosures on pages F-52 through F-54.  For example, are they a subset of some of the other VaR disclosures?  Additionally, how do the amounts disclosed interact with the required equity capital related to the standardized method to the positions not measured by VaR discussed on page F-54?

Note 5 - Segment Information, page F-63

15.     We note that you have not provided total assets and liabilities for each reportable segment.  Please tell us whether you provide your CODM with any measures related to total assets or total liabilities for your segments, and if so, please provide this disclosure in future filings pursuant to the guidance in paragraph 23 of IFRS 8.

Note 6 – Financial Assets and Financial Liabilities, page F-66

Level 3 of the Fair Value Disclosure Hierarchy, page F-73

16.     We note your discussion of Level 3 instruments, as well as your disclosure on page F-70 that the valuations may be different if other valuation methods or assumptions are used.  We were unable to locate the disclosures required by paragraph 27B(e) of IFRS 7.  Please revise future filings to provide this disclosure or tell us how you determined that disclosure is not required.

Note 9 – Derivative Financial Instruments and Hedge Accounting, page F-80

17.     We note your disclosure that you had fair value hedges as of the date of transition to IFRS. Please tell us how you applied the mandatory exception for hedge accounting under paragraphs B4-B6 of IFRS 1 since it is not clear from your disclosure. Specifically, please tell us the following:

- Tell us the hedging relationships (hedging instruments and hedged items) and types of hedges that were discontinued upon your transition to IFRS.

- Tell us your current accounting treatment of the derivatives and hedged items that were discontinued upon your transition to IFRS.

Note 15 – Intangible Assets, page F-101

18. We note your disclosure that goodwill related to Housing & Commercial Bank, KB Cambodia Bank and KB Investment Securities arose prior to the IFRS transition date, and the carrying amount of goodwill as of the IFRS transition date was its carrying amount in accordance with previous K-GAAP. Please clarify why the carrying amounts would be the same under both K-GAAP and IFRS, since you have indicated on page F-175 that goodwill under K-GAAP was amortized. Please confirm that the amounts recorded reflect the reversal of goodwill amortization expense recorded under prior K-GAAP prior to the transition to IFRS.

Note 30 – Employee Benefits, page F-131

Share-based Payments, page F-132

19. We note that you have issued share options and share grants in periods prior to the date of transition to IFRS. Please tell us how you applied the guidance in paragraph D2 of IFRS 1 upon the date of transition to IFRS.

Note 36 – Insurance Contracts, page F-145

20. We note that you began to consolidate your insurance subsidiary, KB Life Insurance Co., Ltd., for the first time upon the adoption of IFRS as the entity was previously accounted for under the equity method under US GAAP. Please tell us whether you consolidated this entity under K-GAAP prior to the transition to IFRS, and clarify how, if at all, this entity is reflected in your K-GAAP to IFRS reconciliation on page F-176. Please also tell us whether you used the exemption permitted in paragraph D4 of IFRS 1 related to insurance contracts.

Note 46 – Transition to IFRS, page F-170

Reconciliation of IFRS Comparables from IFRS and U.S. GAAP, page F-178

21. It is not clear from your disclosure exactly which of the mandatory exemptions in Appendix B of IFRS 1 you have used. When you have used the exemptions, please qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had

absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F.

22. We note your disclosure that under US GAAP foreign exchange spot contracts are classified as derivatives since undelivered foreign exchange spot transactions are not considered to be regular way transactions. However, under IFRS, they are considered regular way transactions and thus are not classified as derivatives. Please tell us the key terms of the contract related to settlement, and discuss the specific guidance in paragraphs 38 and AG53-AG56 of IAS 39 and paragraphs 15-17 of ASC 815-10-15 to support your conclusions under IFRS and US GAAP, respectively.

23. We note your discussion of the differences in consolidation accounting policies between IFRS and US GAAP on pages F-178 and F-179 and the adjustments recorded on page F-185-186. Please respond to the following:

- Please tell us and revise future filings to disclose the names, significance and primary drivers of the subsidiaries that were consolidated upon the transition from US GAAP to IFRS.

- Please also specifically discuss KB Life Insurance Co., Ltd., which was not consolidated under US GAAP but is consolidated under IFRS due to your conclusion regarding potential voting rights.

- Tell us why the amount of the adjustment related to changes in consolidated entities varies so significantly between the amount at the date of transition on January 1, 2010 and the amount as of December 31, 2010. To the extent that it is driven by different entities being consolidated or de-consolidated at those dates, please discuss the nature of the changes and the affected entities.

24. We note that you have recorded an adjustment in the amount of (Won)705 billion to decrease the amount of loan impairment under IFRS as compared to US GAAP as of December 31, 2010. We note that in your response letter dated September 15, 2011, you provided an explanation for the (Won)400 billion decrease between the US GAAP allowance amount presented in the 2010 Form 20-F and the IFRS allowance for loan loss amount as of December 31, 2010 and presented in the Form 6-K filed August 29, 2011. Please respond to the following:

- Tell us why the reconciling item between US GAAP and IFRS for the allowance for loan losses has increased to (Won)705 billion in the 2011 Form 20-F from the (Won)400 billion previously reported.

- Separately quantify the components driving the (Won)705 billion reduction in the allowance as of December 31, 2010. For example, discuss how much is due to differences in subsequent events guidance, the allowance methodology change, changes in scope of consolidation, or change in charge-off policies between the two sets of accounting principles.

- We also note that the adjustment as of January 1, 2010 was (Won)91 billion as compared to (Won)705 billion as of December 31, 2010.  Please tell us the primary drivers of the difference in the amount of the reconciling item.

25.    We note your disclosure that under the optional exemption you have revalued certain property and equipment.  Please tell us the fair value of the assets upon revaluation and the carrying amounts reported under previous GAAP.  Additionally, please clarify whether the revalued amounts were broadly comparable to fair value, or to depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index.  Please refer to paragraphs 30 and D6 of IFRS 1.

Form 6-K filed August 29, 2012

Note 4 – Financial Risk Management, page 37

VaR (Value at Risk), page 56

26.    We note that you made changes to your market risk measurement technique during the six-month period ended June 30, 2012.   Please confirm that you plan to include the disclosures required by Item 11(a)(4) of Form 20-F in your next Form 20-F.

27.    Please tell us why the required equity capital using the standardized method related to positions which are not measured by VaR decreased so significantly between December 31, 2011 and June 30, 2012.

Interest Rate VaR, page 65

28.    We note the significant change in your interest rate VaR for Kookmin Bank and KB Kookmin Card Co. Ltd. between December 31, 2011 and June 30, 2012.  Please respond to the following:

- Tell us the drivers for the significant reduction in interest rate VaR for Kookim Bank and KB Kookmin Card Co. Ltd. between December 31, 2011 and June 30, 2012.  Contrast the significant decrease in interest rate VaR at these entities, versus the increase in interest rate VaR at KB Life Insurance Co., Ltd. at the same dates.

- Tell us why the interest rate VaR for these entities decreased so significantly between December 31, 2011 and June 30, 2102 when interest rate risk VaR disclosed for Kookmin Bank actually increased between December 31, 2011 and June 30, 2012 based on the disclosures on pages 57-58.

- Clarify how the disclosures of interest rate VaR on pages 65 and 58-60 relate to each other.

- Clarify your disclosure on page 65 where you state that you changed your method of calculating interest rate impact from the simulation method by applying probable interest rate scenarios to the historical simulation method by making use of historical interest rate data, and thus interest rate VaR as of December 31, 2011 may change. Clarify which numbers in the tables above the disclosure were affected. In this regard, we note that the amounts reported for December 31, 2011 agree to the amounts previously reported on page F-59 of your 2011 Form 20-F.

Note 46 – Business Combination, page 183

29.    We note your acquisition of Jeil Savings Bank Co., Ltd. on January 11, 2012. Please tell us the nature of the other assets acquired, which represent 87% of the fair value of the total assets acquired in the transaction. Please also tell us how you concluded that 100% of the contractual cash flows of these assets were expected to be collected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yoon-Dae Euh
KB Financial Group Inc.
September 27, 2012
Page 10


        You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 if you have
questions regarding comments on the financial statements and related matters.  Please contact
Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.


                                        Sincerely,

                                        /s/ Stephanie J. Ciboroski

                                        Stephanie J. Ciboroski
                                        Senior Assistant Chief Accountant